SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 3)*

                      Lexington Corporate Properties, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    529039109
                                 (CUSIP Number)

                            Mr. James E. Quigley 3rd
                             Rothschild Realty Inc.
                           1251 Avenue of the Americas
                              New York, N.Y. 10020
                            Telephone (212) 403-3500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 17, 2002
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)


______________
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 529039109               Schedule 13D                Page 2 of 8 Pages

______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:  Five Arrows Realty Securities L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  WC

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,644,520

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,644,520

______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,644,520
______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 6.1%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  OO

______________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 529039109               Schedule 13D                Page 3 of 8 Pages

______________________________________________________________________________
     (1) NAME OF REPORTING PERSON: Rothschild Realty Investors II L.L.C. S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  WC

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,644,520

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,644,520
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,644,520
______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 6.1%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  OO

______________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 529039109               Schedule 13D                Page 4 of 8 Pages

          This Amendment No. 3 (the "Amendment") amends the statement on
Schedule 13D ("Schedule 13D") filed by Five Arrows Realty Securities L.L.C., a Delaware limited liability company ("Five Arrows"), and Rothschild Realty Investors II L.L.C., a Delaware limited liability company and the sole Managing Member of Five Arrows ("Rothschild"), on January 30, 1997 and as amended by Amendment No. 1 on April 30, 1997, and Amendment No. 2 on January 5, 1998 with respect to the common stock, par value $.001 per share (the "Common Stock") of Lexington Corporate Properties, Inc., a Maryland corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

     Item 4. Purpose of Transaction

     Item 4 is amended and restated in its entirety as set forth below.

     The purpose of the acquisition of the shares of Common Stock by Five Arrows is for investment.

      Five Arrows intends to review its holdings with respect to the Company on a continuing basis. Depending on Five Arrows's evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the shares of Common Stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), Five Arrows may acquire other securities of the Company; sell all or a portion of its shares of Common Stock or other securities of the Company, now owned or hereafter acquired.

      On April 8, 2002, John D. McGurck resigned as a member of the Board of Directors of the Company.

      Other than as described above, Five Arrows has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Five Arrows may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any such matters.

Item 5.  Interest in Securities of the Issuer

     Item 5 is amended and restated in its entirety as set forth below.

           a) As of the close of business on April 19, 2002, Five Arrows owned, within the meaning of Rule 13d-3 under the Exchange Act, 1,644,520 shares of Common Stock. Five Arrows beneficially owns 6.1% of the issued and outstanding shares of Common Stock (based on 24,881,159 shares of Common Stock outstanding and 2,000,000 shares of Convertible Preferred Stock outstanding as of April 8, 2002 as reported in the Definitive Proxy Statement of the Corporation filed on April 15, 2002). Rothschild, as sole managing member of Five Arrows, may be deemed the beneficial owner of the 1,644,520 shares of Common Stock held by Five Arrows.

          (b) Five Arrows has the sole power to vote and dispose of the shares of Common Stock owned by it reported herein, which power may be exercised by Rothschild.

          (c) On April 11, 2002, Five Arrows converted 2,000,000 shares of Preferred Stock (representing 7.4% of the shares of Common Stock outstanding upon conversion) into 2,000,000 shares of Common Stock.

CUSIP No. 529039109               Schedule 13D                Page 5 of 8 Pages

          On April 9, 2002, Five Arrows, in open market sales, sold 19,100 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $16.0046 for a total of $305,687.86.

         On April 10, 2002, Five Arrows, in open market sales, sold 47,200 shares of Common Stock (representing 0.2% of the shares of Common Stock outstanding) at an average per share price of $16.0357 for a total of $756,885.04.

         On April 12, 2002, Five Arrows, in open market sales, sold 53,700 shares of Common Stock (representing 0.2% of the shares of Common Stock outstanding) at an average per share price of $16.0051 for a total of $859,473.87.

         On April 15, 2002, Five Arrows, in open market sales, sold 24,000 shares of Common Stock (representing 0.1% of the shares of Common Stock outstanding) at an average per share price of $16.0000 for a total of $384,000.00.

         On April 16, 2002, Five Arrows, in open market sales, sold 103,600 shares of Common Stock (representing 0.39% of the shares of Common Stock outstanding) at an average per share price of $16.0004 for a total of $1,657,641.44.

         On April 17, 2002, Five Arrows, in open market sales, sold 55,080 shares of Common Stock (representing 0.2% of the shares of Common Stock outstanding) at an average per share price of $15.9568 for a total of $878,900.54.


         On April 18, 2002, Five Arrows, in open market sales, sold 20,100 shares of Common Stock (representing 0.1% of the shares of Common Stock outstanding) at an average per share price of $15.9715 for a total of $321,027.15.

         On April 19, 2002, Five Arrows, in open market sales, sold 32,700 shares of Common Stock (representing 0.1% of the shares of Common Stock outstanding) at an average per share price of $15.8868 for a total of $519,498.36.

          (d) Not applicable.
          (e) Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer

          Item 6 is amended and restated in its entirety as set forth below.

          There are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Trust, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 529039109               Schedule 13D                Page 6 of 8 Pages

        ITEM 7.  Material To Be Filed As Exhibits

Exhibit Number                       Description

99.1 Joint Acquisition Statement, as required by Rule 13d 1(f)(1) of the Securities Act of 1934.

CUSIP No. 529039109               Schedule 13D                Page 7 of 8 Pages

                              SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 2002



                                    FIVE ARROWS REALTY SECURITIES L.L.C.

                                    By:  /s/ JAMES E. QUIGLEY 3rd
                                         ------------------------
                                         James E. Quigley 3rd
                                         Manager

                                    ROTHSCHILD REALTY INVESTORS II L.L.C.

                                    By:  /s/ JAMES E. QUIGLEY 3rd
                                         ------------------------
                                         James E. Quigley 3rd
                                         Manager

CUSIP No. 529039109               Schedule 13D                Page 8 of 8 Pages

EXHIBIT 99.1

                     JOINT ACQUISITION STATEMENT
                     PURSUANT TO RULE 13D-1(k)1

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  April 19, 2002


                                    FIVE ARROWS REALTY SECURITIES L.L.C.

                                    By:  /s/ JAMES E. QUIGLEY 3rd
                                         ------------------------
                                         James E. Quigley 3rd
                                         Manager

                                    ROTHSCHILD REALTY INVESTORS II L.L.C.

                                    By:  /s/ JAMES E. QUIGLEY 3rd
                                         ------------------------
                                         James E. Quigley 3rd
                                         Manager